                      MORGAN STANLEY FLEXIBLE INCOME TRUST
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020

December 30, 2004

VIA EDGAR
---------

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Larry Greene

Re:  Morgan Stanley Flexible Income Trust (the "Fund")
     Post-Effective Amendment No. 18
     (File Nos. 33-44782; 811-6515)

Dear Mr. Greene:

         As you requested in a telephone conversation held on December 28, 2004 and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

         o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

         o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
             Commission from taking any action with respect to the filings; and

         o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            Morgan Stanley Flexible Income Trust

                                            By: /s/ Amy R. Doberman
                                                --------------------------------
                                                Amy R. Doberman
                                                Vice President

                                               STUART M. STRAUSS
                                               Partner

                                               DIRECT TEL +1 212 878 4931
                                               DIRECT FAX +1 212 878 8375
                                               stuart.strauss@cliffordchance.com

December 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:   MORGAN STANLEY FLEXIBLE INCOME TRUST
      (FILE NOS. 33-44782 AND 811-6515)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Flexible Income Trust (the "Fund") filed with the
Securities and Exchange Commission on October 29, 2004. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund's Registration
Statement. These changes will be reflected in Post-Effective Amendment No. 18 to the Fund's Registration Statement, which will be filed via EDGAR on December 30,
2004.

               GENERAL COMMENTS TO FORM N-1A
               -----------------------------

COMMENT 1.     PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY POLICY
               NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT AND
               DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

Response 1.    The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.     PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
               ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE
               REQUIRED BY THE U.S. PATRIOT ACT.

Securities and Exchange Commission
December 30, 2004

               Response 2. The requisite notice of the customer identification verification policy is disclosed in the account application form.
               Anti-money laundering and customer verification disclosure is also included on page 15 of the Fund's prospectus.

COMMENT 3.     PLEASE CONFIRM THAT THE REGISTRATION STATEMENT CONTAINS THE
               DISCLOSURE REQUIRED BY ITEM 12(F) OF FORM N-1A WITH RESPECT TO
               THE FUND'S PROXY VOTING POLICIES AND PROCEDURES.

               Response 3. The disclosure required by Item 12(f) of Form N-1A is included in the Fund's Statement of Additional Information
               ("SAI") on page 38 and a copy of the Fund's proxy voting policies and procedures is attached as Appendix A to the Fund's SAI.

COMMENT 4.     PLEASE CONFIRM THAT THE REGISTRATION STATEMENT CONTAINS THE
               DISCLOSURE REQUIRED BY ITEM 6(E) OF FORM N-1A WITH RESPECT TO
               FREQUENT PURCHASES AND REDEMPTION OF FUND SHARES.

               Response 4. The disclosure required by Item 6(e) of Form N-1A with respect to frequent purchases and redemption of Fund shares is included on page 21 of the Fund's prospectus.

COMMENT 5.     PLEASE CONFIRM THAT THE REGISTRATION STATEMENT CONTAINS THE
               DISCLOSURE REQUIRED BY ITEM 11(F) OF FORM N-1A WITH RESPECT TO
               THE FUND'S PORTFOLIO HOLDINGS.

               Response 5. The disclosure required by Item 11(f) of Form N-1A with respect to portfolio holdings is included on page 12 of the
               Fund's prospectus and page 19 of the SAI.

COMMENT 6.     DOES THE REGISTRATION STATEMENT DESCRIBE THE FUND'S POLICY WITH
               RESPECT TO DIRECTED BROKERAGE TRANSACTIONS?

               Response 6. The following sentence describing the Fund's policy with respect to directed brokerage transactions has been added to page 40 of the Fund's SAI: "The Investment Adviser is prohibited from directing brokerage transactions on the basis of the
               referral of clients or the sale of shares of advised investment companies."

COMMENT 7.     PLEASE NOTE THAT REVISED OR ADDED TEXT IN THE REGISTRATION
               STATEMENT APPEARS LIGHTER THAN THE REST OF THE TEXT. PLEASE MAKE
               SURE THAT ALL REVISED OR ADDED TEXT IS DARKER OR AT LEAST THE
               SAME COLOR IN SUBSEQUENT FILINGS.

               Response 7. We respectfully acknowledge this comment.

COMMENT 8.     PLEASE FILE A LETTER INCORPORATING THE "TANDY" INFORMATION.

               Response 8. A "Tandy" letter will be filed via EDGAR
               correspondence under separate cover with the "B" filing.

Securities and Exchange Commission
December 30, 2004

COMMENT 9.     IN CONNECTION WITH THE FUND'S USE OF DERIVATIVES, PLEASE CONFIRM
               THE APPROPRIATE USE OF "SEGREGATING ASSETS" AND INCLUSION OF
               APPLICABLE DISCLOSURE.

               Response 9. The applicable disclosure is included in the Fund's
               SAI.

               PROSPECTUS
               ----------

      Cover
      -----

COMMENT 10.    PLEASE NOTE THAT THE FOLLOWING DISCLOSURE IS IN ALL CAPS IN THE
               EDGAR FILING WITH THE COMMISSION AND CONFIRM THAT IT IS NOT IN
               ALL CAPS AS IT APPEARS IN THE PRINTED PROSPECTUS:

               "The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this
               Prospectus. Any representation to the contrary is a criminal offense."

               Response 10. The disclosure set forth in the comment above does not appear in all caps in the Fund's printed prospectus.

      Investment Objective (side bar), page 1
      ---------------------------------------

COMMENT 11.    CLARIFY THE DISCLOSURE OF THE FUND'S PRIMARY INVESTMENT OBJECTIVE
               SO THAT IT IS CONSISTENT WITH THE FUND'S SECONDARY OBJECTIVE (OR
               ALTERNATIVELY ADD A SIDEBAR FOR THE SECONDARY OBJECTIVE).

               Response 11. The disclosure in the sidebar has been revised accordingly.

      Principal Investment Strategies, page 2
      ---------------------------------------

COMMENT 12.    IN THE SUBSECTIONS TITLED "HIGH YIELD SECURITIES" AND "EMERGING
               MARKET SECURITIES," CLARIFY THE POLICY OF INVESTING IN "TOTAL" OR
               "NET" ASSETS.

               Response 12. The disclosure has been revised accordingly.

      Past Performance, page 6
      ------------------------

COMMENT 13.    PLEASE CONFIRM THAT THE REQUIRED PERFORMANCE INFORMATION IN THE
               "PAST PERFORMANCE" SECTION OF THE PROSPECTUS WILL BE PROVIDED IN
               THE FUND'S UPCOMING RULE 485(B) FILING.

               Response 13. The required performance information in the "Past
               Performance" section of the Fund's prospectus will be provided in the rule 485(b) filing which will become automatically effective on December 30, 2004.

Securities and Exchange Commission
December 30, 2004

      Pricing Fund Shares, page 14
      ----------------------------

COMMENT 14.    CONSIDER ADDING DISCLOSURE REGARDING VALUATION/FAIR VALUATION OF
               OTHER INVESTMENT COMPANIES.

               Response 14. Comment noted.

      How To Exchange Shares, page 17
      -------------------------------

COMMENT 15.    SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT TO THE
               FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES WITHOUT
               PRIOR NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN THE
               "LIMITATIONS ON EXCHANGES" SECTION OF THE PROSPECTUS HAS BEEN
               ADEQUATELY PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE 11A-3.

               Response 15. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to address market timing abuses as they occur. The Release adopting the rules requiring enhanced market timing disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further, written notice of the policy, as disclosed in the Fund's prospectus, is consistent with the provisions of
               Rule 11a-3(b)(6)(ii).

               STATEMENT OF ADDITIONAL INFORMATION
               -----------------------------------

      Description of the Fund and its Investments and Risks, page 15
      --------------------------------------------------------------

COMMENT 16.    CONFIRM THAT THE POLICY SET FORTH IN THE FIRST SENTENCE OF THE
               THIRD PARAGRAPH OF THE SUBSECTION "LENDING PORTFOLIO SECURITIES"
               IS CONSISTENT WITH THE FUND'S PROXY VOTING POLICIES AND
               PROCEDURES.

               Response 16. All proxies are voted consistent with the Fund's
               Proxy Voting Policies and Procedures.

      Fund Policies/Investment Restrictions, page 17
      ----------------------------------------------

COMMENT 17.    IN THE FIRST PARAGRAPH UNDER "INVESTMENT RESTRICTIONS," CLARIFY
               THE DISCLOSURE TO REFLECT THAT PERCENTAGE LIMITATIONS ARE
               APPLICABLE AFTER A PURCHASE OR INITIAL INVESTMENT, EXCEPT FOR
               BORROWINGS AND INVESTMENTS IN ILLIQUID SECURITIES.

               Response 17. The disclosure has been revised accordingly.

COMMENT 18.    PLEASE CONFIRM THAT THE FUND'S CONCENTRATION POLICY SET FORTH
               UNDER THE FUND'S INVESTMENT RESTRICTION 3. COMPLIES WITH THE
               STAFF'S POSITION THAT A CONCENTRATION POLICY APPLIES TO
               INVESTMENTS OF 25% OR MORE.

               Response 18. Although the Fund's concentration policy set forth under investment restriction 3. states that "the Fund may not invest more than 25% ...", the Fund

Securities and Exchange Commission
December 30, 2004

               complies with the Staff's position that A concentration policy applies to investments of 25% or more.

COMMENT 19.    IN CONNECTION WITH THE FUND'S INVESTMENT RESTRICTION 7., PROVIDE
               DISCLOSURE REGARDING LEVERAGE TO THE SAI ACCORDINGLY.

               Response 19. The disclosure has been revised accordingly.

      Disclosure of Portfolio Holdings, pages 18-19
      ---------------------------------------------

COMMENT 20.    SUPPLEMENTALLY CLARIFY THE DISCLOSURE AS TO WHAT CONSTITUTES
               "COMPLETE PORTFOLIO HOLDINGS INFORMATION" (LIST OF PORTFOLIO
               SECURITIES, IDENTIFYING INFORMATION, ETC.).

               Response 20. "Complete portfolio holdings information" consists of a complete list of each security held in the Fund's portfolio and each security holding is identified by name, par value or number of shares held in the portfolio and market value as of the period end.

      Management of the Fund, Management Information, pages 26-28
      -----------------------------------------------------------

COMMENT 21.    SUPPLEMENTALLY STATE WHETHER THE INFORMATION DISCUSSING THE
               STANDARDS OF SELECTING INDEPENDENT TRUSTEES OF THE BOARD COMPLIES
               WITH ITEM 7(D) OF THE PROXY RULES.

               Response 21. The information discussing the standards of
               selecting independent trustees of the Board required by Item 7(d)
               of the Proxy Rules will be included in all applicable proxy statements for the Fund.

COMMENT 22.    STATE WHETHER THE MEMBERS OF THE INSURANCE COMMITTEE ARE
               INDEPENDENT OR INTERESTED TRUSTEES.

               Response 22. This disclosure has been added to page 28 of the
               Fund's SAI.

COMMENT 23.    EXPLAIN SUPPLEMENTALLY WHAT INFORMATION A SHAREHOLDER SHOULD
               PROVIDE WHEN SUBMITTING A NOMINATION FOR INDEPENDENT TRUSTEE IN
               WRITING TO THE INDEPENDENT TRUSTEES.

               Response 23. See page 27 of the Fund's SAI for the criteria considered by the Fund's Governance Committee for each nominee.

COMMENT 24.    STATE WHETHER THE DISINTERESTED TRUSTEES HAVE APPROVED THE FUND'S
               POLICY AS CORRECTLY DISCLOSED IN THE SAI THAT SHAREHOLDER
               COMMUNICATIONS RECEIVED BY THE FUND THAT ARE NOT DIRECTLY
               ADDRESSED AND SENT TO THE BOARD WILL BE REVIEWED AND GENERALLY
               RESPONDED TO BY MANAGEMENT.

               Response 24. The disinterested trustees approved the Fund's policy that shareholder communications received by the Fund that are not directly addressed and sent to the Board will be reviewed and generally responded to by management.

Securities and Exchange Commission
December 30, 2004

      Management of the Fund, Management Information, pages 29-30
      -----------------------------------------------------------

COMMENT 25.    IN THE "FUND COMPENSATION" AND "CASH COMPENSATION FROM FUND
               COMPLEX" TABLES ON PAGES 29 AND 30, STATE WHETHER THE TRUSTEES
               ARE INDEPENDENT OR INTERESTED.

               Response 25. The "Fund Compensation" and "Cash Compensation from
               Fund Complex" tables in the Fund's SAI have been revised to reflect whether the trustees are independent or interested.

      Investment Management and Other Services, page 31
      -------------------------------------------------

COMMENT 26.    PROVIDE FURTHER FUND SPECIFIC DISCLOSURE PURSUANT TO ITEM
               12(B)(10) OF FORM N-1A.

               Response 26. The following disclosure has been added to page 32 of the SAI in compliance with Item 12(b)(10) of Form N-1A:

               In evaluating the reasonableness of the management fee, the
               Independent Trustees noted that the effective management fee, at asset levels as of the fiscal year ended October 31, 2003, and the Fund's expense ratio were lower than the Fund's peer group average. The Trustees evaluated the performance of the Fund relative to its peer group and noted that the Fund's performance was below its peer group average. The Trustees discussed with
               Management possible steps designed to improve performance.

      Purchase, Redemption and Pricing of Shares, pages 41-42
      -------------------------------------------------------

COMMENT 27.    PLEASE CONFIRM THAT THE DISCLOSURE REQUIRED BY ITEM 6(A)(1) OF
               FORM N-1A REGARDING THE FUND'S POLICY ON FAIR VALUE PRICING IS
               PROVIDED.

               Response 27. The disclosure required by Item 6(a)(1) of Form N-1A regarding the Fund's policy on fair value pricing is included on page 14 of the Fund's prospectus.

                                     * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Carla
Vogel at (212) 878-3343. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss